Exhibit 3.1
EXECUTION COPY
CERTIFICATE OF AMENDMENT TO
SECOND RESTATED CERTIFICATE OF INCORPORATION OF
DORAL FINANCIAL CORPORATION
(Registration Number 29,324)
     Doral Financial Corporation (the “Corporation”), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico, does hereby certify:
     FIRST: That the name of the Corporation is Doral Financial Corporation.
     SECOND: That the amendments to the Corporation’s Second Restated Certificate of Incorporation described below (the “Amendments”) were approved by the Board of Directors of the Corporation and by a majority of the issued and outstanding stock of the Corporation entitled to vote on the Amendments and that the Amendments have been adopted in accordance with the provisions of Article 8.02 of the Puerto Rico General Corporation Law of 1995.
     THIRD: That the first paragraph of Article FOURTH of the Company’s Second Restated Certificate of Incorporation is amended to read in its entirety as follows:
     “FOURTH: The total number of shares of all classes of stock which the Corporation is authorized to issue is 137,500,000 shares, consisting of 97,500,000 shares of Common Stock, $0.01 par value, and 40,000,000 shares of Serial Preferred Stock, $1.00 par value.”
     FOURTH: That Article Fourth of the Company’s Second Restated Certificate of Incorporation is amended, by adding at the end of Article Fourth a new paragraph, which shall read in its entirety as follows:
     “Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Corporation’s Certificate of Incorporation pursuant to the Puerto Rico General Corporations Law of 1995, each 20 shares of the Common Stock (the “Old Common Stock”) issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, $0.01 par value per share (the “New Common Stock”), without any action by the holder thereof. The Corporation shall not issue fractions of shares of New Common stock in connection with such reclassification and combination. Any shareholder who, immediately prior to the Effective Time, owns a number of shares of Old Common Stock which is not evenly divisible by 20 shall, with respect to such fractional interest, be entitled to receive cash in lieu of any fractional share of New Common Stock in an amount equal to the net cash proceeds attributable to the sale of such fractional share following the aggregation and sale by the Corporation’s transfer agent of all fractional shares of New Common Stock otherwise issuable. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which shares of Old Common stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination.”
     FIFTH: That the Amendments shall be effective at 5:00 p.m., Eastern Time, on August 17, 2007.

     IN WITNESS WHEREOF, Doral Financial Corporation has caused its corporate seal to be hereunder affixed and this Certificate to be signed by Marangal I. Domingo, its Executive Vice President and Chief Financial Officer and Enrique R. Ubarri, its Executive Vice President, General Counsel and Secretary, this 14th day of August, 2007.

/s/ Marangal I. Domingo
Marangal I. Domingo
Executive Vice President and Chief Financial Officer

(Corporate Seal)

/s/ Enrique R. Ubarri
Enrique R. Ubarri
Executive Vice President, General Counsel and Secretary